Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway asks court to affirm Lincoln transaction

     TORONTO, Nov. 19 /CNW/ - Kingsway Financial Services Inc. ("Kingsway")
announced today that in order to provide greater certainty to all stakeholders, it has asked the Commonwealth Court of Pennsylvania to declare that the October 19, 2009 donation of shares of the holding company of Lincoln
General Insurance Company ("Lincoln") was lawful and did not require prior approval of the Pennsylvania Insurance Department. As disclosed on October 19 and November 16, 2009, Kingsway has met, and fully intends to continue to meet, its regulatory and contractual obligations in respect of Lincoln.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:13e 19-NOV-09